

July 20, 2011

<u>Via E-mail</u>
Mr. Victor AbiJaoudi II, Chief Operating Officer
Incoming, Inc.
244 Fifth Avenue, V235
New York, NY 10001

      Re: Incoming, Inc.
              Form 8-K
              Filed August 24, 2010
              Form 10-K for Fiscal Year Ended November 30, 2009
              Filed April 15, 2010
              Form 10-K for Fiscal Year Ended November 30, 2010
              Filed March 15, 2011
              File No. 000-53616

Dear Mr. AbiJaoudi:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ John Reynolds

                    John Reynolds
                    Assistant Director